UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

HEWLETT PACKARD ENTERPRISE COMPANY
(Exact name of the registrant as specified in its charter)

DELAWARE	001-37483	47-3298624
(State or other jurisdiction of	(Commission File Number)	(IRS Employer Identification No.)
incorporation or organization)

6280 AMERICA CENTER DRIVE, SAN JOSE, CA	95002

(Address of principal executive offices)	(Zip Code)
Rishi Varma Senior Vice President, General Counsel and Assistant Secretary (650) 687 5817

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

                         ☒       Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

     Section 1 — Conflict Minerals Disclosure

Item 1.01                                           Conflict Minerals Disclosure and Report

We are a global technology leader focused on developing intelligent solutions that allow customers to capture, analyze and act upon data seamlessly from edge to cloud. We enable customers to accelerate business outcomes by driving new business models, creating new customer and employee experiences, and increasing operational efficiency today and into the future. Our legacy dates back to a partnership founded in 1939 by William R. Hewlett and David Packard, and we strive every day to uphold and enhance that legacy through our dedication to providing innovative technological solutions to our customers.
Unless otherwise specified or unless the context otherwise requires, references to “we,” “us,” or “our” refer to Hewlett Packard Enterprise Company (“HPE”) and its consolidated subsidiaries. Terms or phrases that are italicized the first time they appear have the meanings given in Item 1.01 of Form SD.
As part of HPE’s commitment to sustainability, HPE’s suppliers are expected to conduct their worldwide operations in a socially and environmentally responsible manner pursuant to HPE’s Supply Chain Social and Environmental Responsibility Policy and HPE’s General Specification for the Environment Standards (available at https://h20195.www2.hpe.com/v2/Getdocument.aspx?docname=c04797673 and https://h20195.www2.hpe.com/v2/Getdocument.aspx?docname=c04862211&ENW respectively). Both policies contain a section on conflict minerals.
Our goal is to improve the transparency of mineral sourcing within our supply chain while striving to achieve Democratic Republic of the Congo (“DRC”) conflict free sourcing for our products. Ultimately, we aim to improve conditions in the DRC, its adjoining countries, and other conflict-affected and high-risk areas. Because we believe it is important to avoid the economic and humanitarian impacts associated with an embargo of the DRC region, we continue to source - and do not prohibit our suppliers from sourcing - from the Covered Countries.

Conflict Minerals Disclosure

Reasonable Country of Origin Inquiry
We conducted a reasonable country of origin inquiry (“RCOI”) to determine whether any conflict minerals in our 2018 products originated in the Democratic Republic of Congo or an adjoining country (collectively, the “Covered Countries”), or were conflict minerals from recycled or scrap sources. To make this determination, downstream companies like HPE must obtain and review sourcing information on the entities reported to provide conflict minerals contained in or necessary to the functionality or production (collectively, “necessary conflict minerals”) of our products in the form of gold or the derivatives tin, tantalum, or tungsten (collectively, “3TG”). We asked our direct suppliers to provide us with relevant information and to report to us the entities that were providing necessary conflict minerals to them or their suppliers. HPE’s Supplier Social and Environmental Responsibility requirements, which include conflict minerals due diligence and reporting obligations, are incorporated into contracts with direct suppliers.

Our RCOI included:

•	reaching out to 120 of our direct suppliers to inquire whether they are direct suppliers of materials, parts, components, or products containing necessary conflict minerals (“3TG Direct Suppliers”);

•	receiving confirmation from 107 of the direct suppliers that they are 3TG Direct Suppliers;

•
requiring that 3TG Direct Suppliers use the Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template (the “Template”) to collect and provide information from their supply chains to identify the entities recognized by RMI to be smelters, refiners, recyclers, or scrap processors of 3TG

(“3TG facilities”); and, in relation to smelters and refiners (“SORs”), we ask our direct suppliers to collect and provide available information on the origin of necessary conflict minerals;

•	engaging in regular communication, through email and over the phone, with 3TG Direct Suppliers regarding their Templates and addressing questions as necessary;

•	conducting analysis of 3TG Direct Suppliers’ submissions for completeness and consistency;

•	specifying any deficiencies for our 3TG Direct Suppliers to address in their submissions;

•	providing further training and education, as necessary, to support 3TG Direct Suppliers to improve the quality and completeness of their Template;

•	obtaining acceptable responses from 3TG Direct Suppliers estimated to represent more than 98% of our 2018 spend with such suppliers;

•	encouraging 3TG facilities to participate in RMI’s Responsible Minerals Assurance Processes audit program when our 3TG Direct Suppliers report any not-yet-participating SORs in their Templates;

•	identifying 302 operational 3TG facilities that may process the necessary conflict minerals contained in the products provided to us;

•	reviewing any information available through our membership in RMI (member ID HPE) on countries of origin or recycled and scrap sourcing for the entities reported; and

•
engaging an external expert to review other publicly available information to further assist us in evaluating whether or not certain reported entities may have sourced from the Covered Countries or may source only conflict minerals from recycled or scrap sources.

For 2018, we have determined with respect to our products containing necessary conflict minerals that we know or have reason to believe that some of the necessary conflict minerals from 3TG facilities originated or may have originated in the Covered Countries and may not be conflict minerals from recycled or scrap sources.
Accordingly, we conducted due diligence on the source and chain of custody of necessary conflict minerals from these 3TG facilities and have prepared the Conflict Minerals Report attached hereto as Exhibit 1.01.
A copy of the Conflict Minerals Report filed for the calendar year ended December 31, 2018 will be publicly available electronically for a period of one year at www.hpe.com/info/conflictminerals.

Item 1.02                                           Exhibit

The Conflict Minerals Report for the calendar year ended December 31, 2018 is filed as Exhibit 1.01 hereto.

Section 2 — Exhibits

Item 2.01                                           Exhibits
 Exhibit 1.01                           Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HEWLETT PACKARD ENTERPRISE COMPANY

May 30, 2019	By:	/s/ Rishi Varma
	Name:	Rishi Varma
	Title:	Senior Vice President,
General Counsel and Assistant Secretary